ALTERNET SYSTEMS INC.
610-815 West Hastings Street
Vancouver BC Canada
V6C 1B4

January 5, 2007

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC
20549

Re:	Alternet Systems Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 30 2006

Dear Ms. Collins

I am writing in response to your letter dated November 30 2006.

In regards to Section 302 certification, question no. 1: I am filing today an amended Form 10KSB for the Year ending December 31 2005. This amended Form 10KSB has been revised to contain the correct section 302 certifications . Incorrect section 302 certifications (titled RULE 13A-14(A)/15D-14(A) CERTIFICATION) were inadvertently used for the Form 10KSB previously submitted, for the period ending December 31 2005.

In regards to question no. 2, “what consideration our independent auditors used in giving their consent to incorporating their audit opinion in these open registration statements”. Our independent auditors, Dale Matheson Carr-Hill LaBonte have advised that they reviewed the Retainer Stock Plan for Employees, Directors and Consultants attached to the Form S-8 filing as an exhibit and reviewed the Form S-8 and the legal opinion included therein.

I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing and; the Company may not assert staff comments as a defense in any proceeding under the federal securities laws of the United States.

Thank you for your attention to this matter and in assisting us in our compliance with the applicable section 302 certification in our filing.

Sincerely

Griffin Jones
Director / Secretary / Treasurer
Principal Accounting Officer